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19008804

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ANNUAL AUDITED REPORT
FORM X-17A-5 ~~A~~
PART III

SEC FILE NUMBER
8-29149

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GE Capital Markets INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 Main Avenue
(No. and Street)

Norwalk	CT	06851
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lawrence Alfieri 203-229-8756
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, LAWRENCE ALFIERI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GE Capital Markets, Inc., as of February 27, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

MARIA PIA ESKEW NOTARY PUBLIC MY COMMISSION EXPIRES APRIL 30, 2022 CONNECTICUT

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
GE Capital Markets, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GE Capital Markets, Inc. (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1984.

February 27, 2019

GE CAPITAL MARKETS, INC.
(A Wholly Owned Indirect Subsidiary of GE Capital US Holdings, Inc.)

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	2,331,109
Noninterest bearing deposit with the Financial Industry Regulatory Authority		26,595
Receivable from Parent, net (note 2)		18,919
Prepaid expenses		60,614
Total assets	$	2,437,237

Liabilities and Stockholder's Equity

Liabilities:		
Other liabilities	$	56,108
Total liabilities		56,108
Stockholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		2,451,751
Accumulated Deficit		(71,622)
Total stockholder's equity		2,381,129
Total liabilities and stockholder's equity	$	2,437,237

See accompanying notes to financial statements.

GE CAPITAL MARKETS, INC.
(A Wholly Owned Indirect Subsidiary of GE Capital U.S. Holdings, Inc.)

Notes to Financial Statements

December 31, 2018

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

GE Capital Markets, Inc. (the Company) is a wholly owned subsidiary of GE Capital Structured Finance, Inc. and a wholly owned indirect subsidiary of GE Capital US Holdings, Inc. (GECUSH or the Parent). The Company was incorporated on February 15, 1983 to provide various investment banking services and is a registered broker and dealer in securities registered under the Securities Exchange Act of 1934. The Company's principal operations consist of (i) developing new sources of debt finance, (ii) providing debt placement services and (iii) arranging debt syndications. These activities are primarily performed on behalf of GECUSH and its affiliates, however there were no securities transactions facilitated on behalf of GECUSH or its affiliates in 2018. Additionally, the Company is subject to regulations and oversight by both the Securities Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA).

On December 1, 2015, General Electric Company (GE) completed the initial step of a complex set of internal reorganization efforts and merger activity which resulted in new legal entities holding all of General Electric Capital Corporation's domestic and international assets including stand-alone balance sheets. As a result of the reorganization, the Company became a wholly owned subsidiary of GECUSH.

In July 2018, an additional step in the reorganization was completed resulting in the realignment of ownership of GE Capital Markets, Inc. to GE Capital Structured Finance, Inc, an indirectly wholly owned subsidiary of GECUSH.

(b) Basis of Presentation

The accompanying financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations, which would have existed if the Company had been operating as an unaffiliated entity.

(c) Prepaid Expenses

On an annual basis, the Company is required to pay certain regulatory fees that cover a period of up to 12 months. These fees primarily consist of the annual FINRA registration renewal fees. These fees are recorded on the balance sheet as a prepaid expense and are then amortized over the period in which these fees cover.

(d) Other Liabilities

Other liabilities are inclusive of relevant accounts payable balances as well as accrued payables. This balance primarily consists of audit fees incurred by the Company that have not been paid as of December 31, 2018.

(e) Use of Estimates

Preparing financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts and related disclosure. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company has, from time to time, performed services for affiliates for which the Company has received no compensation and incurred no direct costs. In such situations, the financial effects of these transactions are fully absorbed by GECUSH or its affiliates, therefore, are not reflected in the Company's financial statements. Additionally, expenses relating to payroll (salaries, incentive compensation and benefits), rent, utilities, administrative expenses (including copy and fax machines, computer equipment and printers, among other things) and other office equipment shall be direct obligations of GECUSH or its affiliates and are not separately recorded on the financial statements of the Company.

As of December 31, 2018, the Company has a receivable from GECUSH in the amount of $18,919. This non-interest-bearing receivable primarily represents the amount of accrued state and federal income tax benefits that are net of payables to the parent. Income tax benefits/expenses are settled periodically as an adjustment to the intercompany receivable/payable, which was a total of $77,103.83 in 2018.

(3) Net Capital

The Company, as a registered broker and dealer in securities, is subject to Rule 15c3-1 of the SEC. The Company computes its net capital under the aggregate indebtedness method. Under Rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Also, the Company may be required to reduce its business or may be prohibited from expanding its business if its ratio of aggregate indebtedness to net capital exceeds 10-to-1.

The Company is exempt from Rule 15c3-3, pursuant to Section (k)(2)(ii) of the Rule which requires all customer transactions to be cleared through another broker-dealer on a fully disclosed basis.

In addition, as a securities broker and dealer, the SEC requires the Company to maintain a minimum net capital level that is the greater of $100,000 or 6 2/3% of total aggregate indebtedness. At December 31, 2018, the Company had net capital of $2,275,001, which was $2,175,001 more than the minimum net capital required under Rule 15c3-1.

(4) Subsequent Events

There were no reportable subsequent events through February 27, 2019, the date the financial statements were issued.